767 Fifth Avenue
New York, NY 10153-0119
+1 212 310 8000 tel
+1 212 310 8007 fax

March 22, 2017

VIA EDGAR TRANSMISSION

H. Roger Schwall

Assistant Director

Office of Natural Resources

Securities and Exchange Commission

Division of Corporation Finance
100 F Street NE

Washington, D.C. 20549-3561

Re:	Silver Run Acquisition Corporation II
Draft Registration Statement on Form S-1
Filed March 20, 2017
File No. 333-216409

Dear Mr. Schwall:

On behalf of our client, Silver Run Acquisition Corporation II, a Delaware corporation (the “Company”), we submit this letter in response to an oral comment from the staff  (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received on March 21, 2017 relating to the Registration Statement on Form S-1 of the Company (Registration No. 333-216409) filed with the Commission on March 20, 2017 and requesting that the Company supplementally provide the investment objective of Riverstone Global Energy and Power Fund VI, L.P. (“Fund VI”).  The Company supplementally provided such information to the Staff on March 21, 2017.  Based on further discussion with the Staff, the Company will revise the disclosure in the prospectus to include the investment objective of Fund VI.

Please contact the undersigned at (212) 310-8870 if you have any questions or need further information.

Sincerely yours,

/s/ Jennifer A. Bensch

Jennifer A. Bensch

cc:	Ken Ryan
Chief Executive Officer
Silver Run Acquisition Corporation II

Irene Barberena-Meissner
Kevin Dougherty
Securities and Exchange Commission

Douglas E. McWilliams, Esq.
E. Ramey Lane, Esq.
Vinson & Elkins L.L.P.